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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

October 2, 2017

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa Larkin

Re: Schwab Strategic Trust (File Nos. 333-160595 and 811-22311) (the “Registrant”)

Dear Ms. Larkin:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 99 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 101 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on July 14, 2017. PEA No. 99 relates to the registration of shares of the Schwab 1000 Index ETF (the “Fund”), which is a new series of the Registrant. The SEC staff’s comments were provided by you to Robin Nesbitt of Charles Schwab Investment Management, Inc. and Jeremy Senderowicz, Thor Alden, and Shayna Gilmore of Dechert LLP in a telephonic discussion on August 30, 2017.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 99, unless noted otherwise. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below.

Prospectus Comments

1.	Comment: Please include a footnote to the “Fund Fees and Expenses” table indicating that the figures provided are estimates of the expenses to be incurred by the Fund.

Response:  The Registrant has incorporated this comment.

2.	Comment: Please clarify whether the Fund will use a replication method or a sampling method to pursue its investment objective and provide a definition for the method the Fund will use.

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Response:  The Fund intends to use a replication method to pursue its investment objective. The Registrant has incorporated disclosure to clarify that the Fund will “. . . generally replicate the index by giving the same weight to a given security as the index does.”

3.

Comment:  If the Fund uses a sampling method, please explain supplementally how the Fund intends to comply with its policy to invest, under normal circumstances, at least 80% of its net assets in securities included in the Fund’s index (“80% policy”).

Response:  As noted in the Response to Comment 2 above, the Fund intends to use a replication method.

4.

Comment:  Please explain supplementally how the investment adviser’s ability to exercise discretion to, when the investment adviser believes it is in the best interest of the Fund, cause the Fund’s weighting of a security to be more or less than the index’s weighting of a security and to buy or sell securities in anticipation of their inclusion or removal from the index is consistent with the Fund’s objective of tracking the index.

Response:  The investment adviser’s ability to exercise a limited amount of discretion is consistent with passive, index-oriented management because the Fund’s investment strategies are pursued with the goal of seeking to replicate the performance of the index and not with regard to exceeding the performance of the index or in the service of some other objective unrelated to tracking the index. The discretion specified in the Prospectus is consistent with that reserved and disclosed with respect to the management of many other index exchange-traded funds.

5.

Comment:  With respect to the Fund’s ability to invest up to 20% of its net assets in securities not included in the index (the “20% bucket”), please confirm supplementally that the Fund will invest such assets only in securities of U.S. issuers.

Response:  The Registrant confirms that, with respect to the Fund’s 20% bucket, the Fund currently has no intention of proactively investing in securities that are not listed on a U.S. securities exchange.

6.

Comment:  With respect to the Fund’s 20% bucket, please confirm supplementally that the Fund’s investments in other investment companies are not expected to result in the Fund being subject to an amount of acquired fund fees and expenses that requires a separate “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

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Response:  The Registrant confirms that the “Acquired Fund Fees and Expenses” incurred by the Fund from investments in other investment companies are expected to be less than one basis point. In the event that the Fund’s investments in other investment companies do result in the Fund being subject to an amount of acquired fund fees and expenses that requires a separate “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table, the Fund will update the table accordingly.

7.

Comment:  Please explain how the Investment Style Risk disclosure, which notes that the Fund is not actively managed, is consistent with the investment adviser’s ability to exercise discretion to, when the investment adviser believes it is in the best interest of the Fund, cause the Fund’s weighting of a security to be more or less than the index’s weighting of the security and to buy or sell securities in anticipation of their inclusion or removal from the index, both of which seem to be more consistent with the strategy of an actively-managed fund.

Response:  As noted above in the Response to Comment 4, the investment adviser implements these investment strategies with the singular goal of replicating the index’s performance. For example, the investment strategies note that the investment adviser will underweight or overweight securities to avoid purchasing odd-lots, for tax considerations, or to address liquidity considerations. Accordingly, these strategies are consistent with an investment objective of tracking the index.

8.	Comment: In the Derivatives Risk disclosure, please include a plain English explanation of leverage.

Response:  The Registrant notes that the Derivatives Risk disclosure in the summary section of the Prospectus does include a reference to leverage with a brief explanation of the associated risks. Additionally, information related to leverage is included in the statutory section of the Prospectus. Accordingly, the Registrant respectfully declines to revise the disclosure at this time.

9.	Comment: Consider adding risk disclosure related to the Fund’s investments in investment companies to the Fund’s principal risks, if applicable.

Response:  As discussed above in the Response to Comment 6, the Fund is an index fund that expects to generally invest substantially all of its assets in securities included in its index. Because the Fund anticipates that investments, if any, in other investment companies will be limited, the Fund respectfully declines to include risk disclosure related to investments in other investment companies.

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10.	Comment: Please include disclosure regarding payments to broker-dealers and other financial intermediaries, if applicable, as required by Item 8 of Form N-1A.

Response:  The Registrant has incorporated this comment.

11.

Comment:  The Staff notes that disclosure in response to Item 4 of Form N-1A should be a summary of disclosure that is provided in response to Item 9 of Form N-1A. The Fund’s Item 9(b) disclosure related to the Fund’s investment strategies is shorter (and not more comprehensive) than its corresponding Item 4 disclosure. Please elaborate on the disclosure provided in response to Item 9(b).

Response:  The Registrant respectfully submits that, with respect to index exchange-traded funds, the principal strategy largely consists of tracking the performance of the index. The Fund’s disclosure in response to Item 4 of Form N-1A explains how the investment adviser expects to track the performance of the index, and it is unnecessary for the response to Item 9 of Form N-1A to repeat the response to Item 4 of Form N-1A. Accordingly, the Registrant respectfully declines to revise the disclosure provided in response to Item 9(b).

12.	Comment: Please include disclosure clarifying who the index provider is.

Response:  The Registrant has incorporated this comment.

13.	Comment: Please add disclosure that explains the rebalancing and reconstitution process of the Fund’s index, including how it is done, its frequency, and the range of components included.

Response:  The Registrant has incorporated this comment.

14.

Comment:  Please confirm supplementally whether the Fund’s white paper that describes the Fund’s index methodology has been provided to the Staff. If not, please provide it to the Staff through correspondence.

Response:  The Registrant confirms that the white paper or other document that describes the Fund’s index methodology is being provided concurrently with this letter.

15.	Comment: Please add disclosure clarifying whether the index is sponsored by an affiliate.

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Response:  The Registrant has incorporated this comment.

16.	Comment: Please explain supplementally how the Fund will satisfy its 80% policy if the investment adviser has the ability to make substitute investments.

Response:  The Fund will satisfy its 80% policy by only making substitute investments with assets from its 20% bucket. As noted in the Fund’s Tracking Error Risk disclosure on p. 5-6 of the Prospectus, the Fund may substitute investments to offset the effects of not being invested in certain index securities. The Fund also discloses on p. 9 of its Statement of Additional Information (“SAI”) that it “may invest up to 20% of its assets in stocks that are designed to substitute for securities in its index.” Accordingly, the Fund will comply with its 80% policy because any substitution will be deemed to fall within the Fund’s 20% bucket.

17.

Comment:  Consider revising the “Shares of the Fund May Trade at Prices Other Than NAV” risk in the Fund’s Summary Prospectus to note that market makers are under no obligation to make a market in the Fund’s shares and Authorized Participants are under no obligation to submit purchase or redemption orders for creation units.

Response:  The Registrant has incorporated this comment.

18.

Comment:  Please confirm supplementally whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as Authorized Participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those Authorized Participants exit the business or are unable to process creation and/or redemption orders and no other Authorized Participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please disclose that this could, in turn, lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response:  The Registrant confirms that securities underlying the Fund are traded within a collateralized settlement system. Nevertheless, the Registrant has added risk disclosure to address the possibility that Authorized Participants may not have capacity to post collateral, if applicable.

19.	Comment: The Staff notes that not all risks included in response to Item 9 of Form N-1A are included in the response to Item 4 of Form N-1A, and vice versa. Please align the

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risks listed in response to Item 9 of Form N-1A with those listed in response to Item 4 of Form N-1A.

Response:  The Registrant respectfully declines to incorporate this comment. The Registrant has not included risks in response to Item 9 of Form N-1A if the language would have been identical to the language provided in response to Item 4 of Form N-1A. In view of the Staff’s Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (June 2014), it is the Registrant’s practice not to repeat disclosure in response to Item 9 of Form N-1A if it is already included in Item 4 disclosure. In addition, consistent with Form N-1A’s requirement to only include principal risks of the Fund in its Item 4 disclosure, the Registrant has included risks only in its Item 9 disclosure (and not in its Item 4 disclosure) if they are not principal to the Fund’s investment strategies or which add additional information about principal risks already disclosed.

SAI Comments

20.	Comment: Please explain how implementing a stock substitution strategy is consistent with the Fund’s exemptive relief and 80% policy.

Response:  As discussed in the Response to Comment 16 above, the investment adviser will only pursue a stock substitution strategy with assets from the Fund’s 20% bucket. Accordingly, the Fund will be in compliance with its exemptive relief and 80% policy.

21.

Comment:  The Fund has included certain investment restrictions in both its fundamental and non-fundamental investment policies. Please revise the fundamental and non-fundamental investment policies to avoid duplication.

Response:  The Registrant respectfully submits that it is not inconsistent with Form N-1A to include certain investment restrictions as fundamental and non-fundamental investment policies. Additionally, it has been the Registrant’s practice for other series of the Registrant to include certain investment restrictions in both the fundamental and non-fundamental investment policies. To maintain internal consistency, the Registrant respectfully declines to incorporate this comment.

22.	Comment: In the table responding to Item 17(a)(1) of Form N-1A with respect to Robert W. Burns, please state the principal business of Pacific Investment Management Company, LLC.

Response:  The Registrant has incorporated this comment.

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23.

Comment:  Please include disclosure relating to the date and form of organization of the Fund, the name of the state in which the Fund is organized, and whether the Fund is classified as a diversified fund.

Response:  The Registrant respectfully submits that this information is included in the responses to Items 15 and 16 of Form N-1A. With respect to the date, form, and place of organization, the Registrant respectfully notes that the Definitions section contained in the General Instructions section of Form N-1A defines “Fund” as “the Registrant or a separate Series of the Registrant.” It is the Registrant’s practice to provide information about the date, form, and place of organization at the Registrant level instead of the Series level. Accordingly, the Registrant includes the following disclosure in response to Item 15 of Form N-1A on p. 29 of the SAI:

The fund is a series of Schwab Strategic Trust, an open-end investment management company organized as a Delaware statutory trust on January 27, 2009.

With respect to the Fund’s classification as a diversified fund, the Registrant includes the following disclosure in response to Item 16(a) of Form N-1A on p. 3 of the SAI in the “Principal Investment Strategies” discussion:

Diversification involves investing in a wide range of securities and thereby spreading and reducing the risks of investment. The fund is a series of an open-end investment management company with limited redeemability. The fund is a diversified exchange traded fund. Diversification does not eliminate the risk of market loss.

24.

Comment:  Confirm whether the discussion regarding large shareholder redemption risk on p. 33 of the SAI is a principal risk of the Fund, and if so, include a discussion of this risk in the Fund’s responses to Items 4 and 9 of Form N-1A, as applicable.

Response:  The Registrant confirms that large shareholder redemption risk is not a principal risk of the Fund that should be discussed in the responses to Items 4 and 9 of Form N-1A.

General Comments

25.

Comment:  It is the position of the SEC Staff that license or sub-license agreements to which a fund is party for the use of an index are considered “material contracts” that should be filed as an exhibit to the Registration Statement in response to Item 28(h) of

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Form N-1A. Please include the license or sub-license agreement to which the Fund is a party as an exhibit to the Registration Statement.

Response: The Registrant will include the sub-license agreement to which the Fund is a party as an exhibit to the Registration Statement.

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Should you have any questions or comments, please contact the undersigned at 212.641.5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz